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                                                 October 4, 2006


VIA EDGAR
---------

Securities and Exchange Commission
Washington, DC  20549-7010
Attn:  Tim Levenberg, Esq.
Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Registration Statement on Form SB-2
                  File No. 333-135633
                  -------------------

Ladies and Gentlemen:

         On behalf of our client, Golden River Resources Corporation, a Delaware corporation (the "Company"), we have attached hereto Amendment No. 2 to the Company's Registration Statement on Form SB-2. We have set forth below the Company's responses to the Staff's comment letter dated August 17, 2006 with respect to Amendment No. 1 the Company's Registration Statement on Form SB-2. The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto. Amendment No. 2 has been revised to include audited financial statements for the Company's fiscal year ended June 30, 2006 and the corresponding financial information throughout the body of the document has been updated accordingly.

         1. Ensure that you file as correspondence via EDGAR all letters you provide to the staff, including the letters dated August 4 and August 8, 2006.

         The Company has filed all of the correspondence with the Staff, including the letters dated August 4 and August 8, 2006 via Edgar.

         2. We note your response to prior comment 1 from our letter dated August 2, 2006. Given the nature and size of the transaction being registered, as well as the particular facts and circumstances surrounding the issuance of the warrants, we do not concur with your analysis. We do not agree that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Unless another provision of Rule 415 is available, the shares must be offered other than pursuant to that rule. Depending upon your response, we may have additional comments.

Securities and Exchange Commission
October 4, 2006
Page 2


         We were advised by Mr. Levenberg of the Staff on August 24, 2006, that the Staff has reconsidered its position with respect to this comment and now accepts the Company's prior response with respect to this comment.

         If possible, the Company would like to try to have the Form SB-2 declared effective on or about October 19, 2006. We will furnish the Staff with an acceleration request letter from the Company as soon as the Staff advises the Company that it may do so.

         If you have any questions concerning the foregoing responses, please contact the undersigned at 212-841-0700.


                                                 Very truly yours,

                                                 /s/ Brian Brodrick
                                                 ------------------

                                                 Brian Brodrick